Reviewed Financial Statements

StackRack Battery Systems, LLC

As of December 31, 2022 and for the period from June 23, 2022 (Inception) through December 31, 2022



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CHOUINARD, MASSIE & REILLY CPAs,PLLC

TAX PROFESSIONALS   BUSINESS CONSULTANTS   TRUSTED ADVISORS

INDEPENDENTACCOUNTANT'S REVIEW REPORT

To the Board of Directors
StackRack Battery Systems, LLC
1751 California Ave # 101
Corona, CA 92881

I have reviewed the accompanying financial statements of StackRack Battery Systems, LLC (The LLC"), which comprise the Statement of Assets, Liabilities and Member's Equity as of December 31, 2022, and the related Statements of Income, Expenses and changes in Member's Equity for the period from June 23, 2022 (inception) through December 31, 2022, and the related notes to the financal statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether i am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

We are required to be independent of StackRack Battery Systems, LLC and to meet our other ethical responsibilites, in accordance with the relevant ethical requirements related to our review.

12611 New Brittany Boulevard, Building 18, Fort Myers, FL 33907
Tel: (239) 768-2171 I Fax: 850-757-0094 I www.cpamassie.com

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the General Accepted Accounting Principals generally accepted in the United States of America.

Chouinard, Massie & Reilly CPA's PLLC

Chouinard, Massie & Reilly, CPA's PLLC
Fort Myers, Florida
October 23, 2023

STACKRACK BATTERY SYSTEMS, LLC
STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY *(UNAUDITED)*
READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT
December 31, 2022

ASSETS

		Amount
CURRENT ASSETS		
Cash & cash equivalents		$ 79,388
Inventory		216,600
	TOTAL CURRENT ASSETS	295,988
RIGHT OF USE ASSET, net		75,988
OTHER ASSETS		
Deposits		9,898
	TOTAL OTHER ASSETS	9,898
	TOTAL ASSETS	$ 381,874

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES		
Right of use liability		75,879
Unearned revenue		86,900
	TOTAL CURRENT LIABILITIES	162,779
LONG-TERM DEBT, NET CURRENT PORTION		123,919
	TOTAL LIABILITIES	286,699
MEMBERS' EQUITY		
Member's Equity		95,175
	TOTAL MEMBERSHIP EQUITY	95,175
	TOTAL LIABILITIES AND MEMBERSHIP EQUITY	$ 381,874

See accompanying notes and independent accountant's review report

STACKRACK BATTERY SYSTEMS, LLC
STATEMENTS OF INCOME & EXPENSES - *(UNAUDITED)*
READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT
For the period from June 23, 2022 (Inception) through December 31, 2022

	Amount
REVENUES	
Battery systems sales	$ 57,499
Other charges	34,379
TOTAL REVENUE	91,878
COST OF GOODS SOLD	
Purchases	61,032
TOTAL COST OF GOODS SOLD	61,032
GROSS PROFIT	30,847
EXPENSES	
Bank charges	320
Consulting expense	8,432
Depreciation	30,649
Freight - international	6,858
Interest expense	12,875
Business licenses & fees	6,700
TOTAL EXPENSES	65,833
NET LOSS FROM OPERATIONS	$ (34,986)

See accompanying notes and independent accountant's review report

STACKRACK BATTERY SYSTEMS, LLC
STATEMENT OF CHANGE IN MEMBER'S EQUITY - *(UNAUDITED)*
READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT
For the period from June 23, 2022 (Inception) through December 31, 2022

	Amount
MEMBERS EQUITY - June 23, 2022	$ -
Member's Contributions	130,161
Net Loss	(34,986)
Members withdrawal	-
MEMBERS EQUITY - December 31, 2022	$ 95,175

STACKRACK BATTERY SYSTEMS, LLC
STATEMENT OF CASH FLOWS - *(UNAUDITED)*
For the period from June 23, 2022 (Inception) through December 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		Amount
Cash received from customers	$	178,778
Cash paid to suppliers and employees		(309,839)
Interest paid		(12,875)
Interest received		-
NET CASH USED IN OPERATING ACTIVITIES		(143,936)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase right-of-use asset		(106,636)
NET CASH USED IN INVESTING ACTIVITIES		(106,636)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members contribution		130,161
Proceeds from issuance of long-term debt		123,919
Right-of-use liabiltiy		103,558
Payments on lease liability		(27,679)
NET CASH PROVIDED BY FINANCING ACTIVITIES		329,960
NET INCREASE IN CASH		79,388
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR	$	79,388

The accompanying notes are an integral part of this statement

STACKRACK BATTERY SYSTEMS, LLC
RECONCILIATION OF NET INCOME
TO NET CASH USED IN OPERATING
ACTIVITIES

	Amount
Net Loss	$ (34,986)
Adjustments to reconcile net income to net cash used in operating activities:	
Right-of-use asset depreciation	30,649
Increase in inventories	(216,600)
Increase in prepaid expenses	(2,968)
Increase in deposits	(6,930)
Increase in unearned revenue	86,900
TOTAL ADJUSTMENTS	(108,949)
NET CASH USED IN OPERATING ACTIVITIES	$ (143,936)

STACKRACK BATTERY SYSTEMS, LLC
NOTES TO THE FINANCIAL STATEMENTS
READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT
 For the period from June 23, 2022 (Inception) through December 31, 2022

Page 8 of 12

NOTE A - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of organization

StackRack Battery Systems, LLC (the "LLC") located in Corona, California was organized in 2022 as a Limited Liability Company" under the laws of the State of California. The purpose of the LLC is to provide Battery Systems to Residential and Commercial Customers for the purpose of backup all your home and office circuits. The LLC has an office in Corona, CA.

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Accounting estimates

The preparation of financial statements in conformity with the Accrual basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2022, cash consist of monies held in multiple checking accounts and is subject to FDIC insurance up to $250,000 per institution.

Accounts receivable

Trade accounts receivables are stated net of an allowance for doubtful accounts of $0 at December 31, 2022.The LLC estimates the allowance based on its historical experience of the relationship between actual and bad debts and net credit sales and the specific review of significant account balances t hat remain outstanding beyond the normal credit terms. Management charges off receivable when they are contractually past due and its probable that they will not be collected.

NOTE A - NATURE OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICES, CONTINUED

Inventory

Inventories consist of parts and materials, and are valued at cost based on the first-in, first-out method.

Property and equipment

Property and equipment is recorded at cost and is depreciated over the estimated useful lives of the related assets which range from 3 to 15 years using the modified accelerated cost recovery system. The LLC capitalizes assets purchased with an original cost greater then $1,000 and with useful lives of one year or more. Leasehold improvements are amortized over the shorter of the useful life of the related assets or the lease term. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost of related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Leases

The LLC recognized and measures its leases in accordance with FASB ASC 842, Leases. The LLC is a Lessee of a noncancellable operating lease, for office location. The LLC determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The LLC recognized a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. the discount rate is the implicit rates of our leases determinable, or otherwise the LLC uses its incremental borrowing rate. the Implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date of all leases. The LLC's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow and amount equal to the lease payments under similar terms and in similar economic environment.

Loan costs

Loan costs are amortized over the life of the loan.

Income taxes

The LLC is treated as Corporation for federal income tax purposes. Deferred income taxes are provided to reflect the tax effect of timing difference between financial and tax reporting of the excess accelerated cost recovery deductions over book depreciation. For tax purposes, the LLC uses the completed contract method of recognizing revenues on long-term contracts. Accumulated timing differences between book and tax recognition of income and deductions are calculated and the current statutory rate is applied to develop the deferred tax account. Current adjustments to deferred taxes are recognized in the current period tax provision.

Advertising

The LLC expenses all advertising and promotional costs when incurred. Total advertising costs expensed thru December 31, 2022 is $0.

Subsequent events

Management has evaluated subsequent events through October 23, 2023, the date on which the financial statements were available to be issued.

NOTE B - ACCOUNTS RECEIVABLE

As of December 31, 2022, the LLC had accounts receivable of:

	Amount
Accounts receivable	$ -
Allowance for doubtful accounts	-
	$ -

NOTE C - INVENTORY

Inventory at December 31, 2022 consist of the Following:

Battery Module	$ 211,200
Battery to Busbar / Inventer Power Cable (+)	2,700
Battery to Busbar / Inventer Power Cable (-)	2,700
Total inventory	$ 216,600

NOTE D - DEPOSITS

Deposits consist of the following at December 31, 2022:

Electric Utility deposit	$	2,968
Rent Deposit		6,930
Total Deposits	$	9,898

NOTE E - LOAN PAYABLE - RELATED PARTY TRANSACTION

At December 31, 2022 there where four separate balances due to the Company's members of $ 62,015, $26,250, $25,000 and $10,654 . The balances were incurred from administrative expenses and inventory purchases that the LLC need to fulfill its customer orders.

NOTE F - REORGANIZATION

On July 7, 2023 the LLC reorganized by converting Stack Rack Battery Systems a California Limited Liability LLC to StackRack, Inc., a Delaware Corporation. The Corporation issued 10,000,000 shares of stock with a par value of 0.00010000 per share.

NOTE G - OPERATING LEASES

The LLC has obligation as a lessee for office space with initial noncancelable terms in excess of one year. The LLC classified these leases as operating leases. These leases generally contain renewal options for periods ranging from two to five years. The LLC is not reasonable certain to exercise these renewal options, the options periods are not included in determining the lease term, and associates payments under these renewal options are excluded from the lease payments. the company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contract include fixed payments plus, for many of the company's leases, variable payments.

The Components of lease cost for the period ended December 31, 2022 are as follows:

Operating Lease cost	$	30,649
Short-Term lease cost		27,679
TOTAL LEASE COST	$	58,328

Amounts reported in consolidated balance sheet as of December 31, 2022 were as follows:

Operating lease ROU asset	$	75,988
Operating lease ROU Liability		75,879

NOTES TO THE FINANCIAL STATEMENTS
READ INDEPENDENT ACCOUNTANT'S REVIEW REPORT
 For the period from June 23, 2022 (Inception) through December 31, 2022

NOTE G - OPERATING LEASES, Continued

Other information related to leases as of December 31, 2022 was as follows:

Supplemental Cash Flow Information
        Cash paid for amount included in the measurement of lease liabilities

Operating cashflow form operating leases	27,679
ROU assets obtained in exchange for lease obligations:	
Operating leases	106,636
Reduction of ROU assets resulting from reduction to lease obligations:	
Operating leases	(30,649)
Weighted average of remaining lease term:	
Operating lease	9 Months
Weighted average of discount rate:	
Operating lease	6%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reduction to ROU assets resulting from reductions to lease obligations included amounts added to or reduced from the carrying amount of ROU assets resulting from new lease, Lease modifications or reassessments.

Maturities of lease liabilities under noncancellable lease as of December 31, 2022 are:

Year ended December	Amount
2023	61,129
2024	18,524